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Exhibit 1

Durban Roodepoort Deep, Limited ARBN 086 277 616 / South African Reg. No. 1895/000926/06

First Supplementary Bidder's Statement

1.
Introduction

  This document is a supplementary bidder's statement under section 643 of the Corporations Act 2001 (Cth). It is the first supplementary bidder's statement (First Supplementary Bidder's Statement) issued by Durban Roodepoort Deep, Limited ARBN 086 277 616 / South African Reg. No. 1895/000926/06 (DRD) in relation to its off-market takeover bid for all the ordinary shares in Emperor Mines Limited ABN 61 007 508 787 (Emperor). This First Supplementary Bidder's Statement supplements, and should be read together with, DRD's bidder's statement dated 26 March 2004 (Original Bidder's Statement).

2.
DRD Report to shareholders for the 3rd quarter ended 31 March 2004 of the 2004 financial year (Quarterly Report)

  As announced on 28 April 2004 DRD lodged its Quarterly Report. A copy of the Quarterly Report is attached as Annexure A. The highlights in the Quarterly Report were:

  •
  Cash operating profit up 35% (38% in Rand terms).

  •
  DRD delivered on growth despite flat Rand gold price.

  •
  Healthy balance sheet ratios.

  •
  North West Operation returned to profit.

  •
  Australasian cash operating costs were US$208 per ounce.

3.     Sale of 5% interest in Porgera Joint Venture to Mineral Resources Enga Limited will not proceed

  As announced on 26 April 2004, DRD (Porgera) Limited (DRDP) terminated the conditional sale and purchase agreement with Mineral Resources Enga Limited (MRE) dated 2 February 2004. A copy of the 26 April 2004 announcement is attached as Annexure B.

  Details of the SPA are set out in section 1.3(c) of the Original Bidder's Statement. DRD does not consider that any material changes to the Original Bidder's Statement are required as a result of the termination of the SPA.

4.     DRD takes bigger stake in Goldmoney.com

  As announced on 6 April 2004, DRD increased its stake in Goldmoney.com to 14%. A copy of the 6 April 2004 announcement is attached as Annexure C.

  Details of Goldmoney.com and DRD's interest in Goldmoney.com are set out in section 1.14 of the Original Bidder's Statement. DRD does not consider that any material changes to the Original Bidder's Statement are required as a result of the increase of DRD's interest in Goldmoney.com.

5.     Other notices

  Unless the context otherwise requires, terms defined in the Original Bidder's Statement have the same meaning as in this First Supplementary Bidder's Statement.

  A copy of this First Supplementary Bidder's Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for its contents.

  Signed for and on behalf of DRD following a resolution of the directors of DRD

/s/ BRUCE SINCLAIR Bruce Sinclair, local agent

  Dated: 4 May 2004

  ANNEXURE A
  This is the annexure of six pages marked "A" mentioned in the First Supplementary Bidder's Statement signed by me and dated 4 May 2004

/s/ BRUCE SINCLAIR Bruce Sinclair, Local Agent

DURBAN ROODEPOORT DEEP, LIMITED

(Incorporated in the Republic of South Africa) Registration No.1895/000926/06 ARBN 086 277616 JSE trading symbol: DUR ISIN Code: ZAE 000015079 Issuer code: DUSM NASDAQ trading symbol: DROOY

REPORT TO SHAREHOLDERS FOR THE 3rd QUARTER ENDED 31 MARCH 2004
OF THE 2004 FINANCIAL YEAR

Group Results
(Unaudited)

Highlights
Cash operating profit up 35% (38% in Rand terms)
DRD delivers on growth despite flat Rand gold price
Healthy balance sheet ratios
North West Operation returns to profit
Australasian cash operating costs at US$208 per ounce

		Quarter Mar 2004	Quarter Dec 2003		9 months to Mar 2004
Gold production (attributable)	oz kg	240 758 7 488	237 307 7 381		676 558 21 043
Cash operating costs	US$/oz R/kg	318 69 329	330 71 766		340 76 268
Gold price received	US$/oz R/kg	406 88 577	396 86 032		390 87 118
Net profit/(loss) - US Gaap	US$ m R m	9.7 64.7	(1.4 (7.1	) )	(13.5 (104.5	) )
Capital expenditure	US$ m R m	5.9 39.9	8.1 55.4		18.7 130.3

Stock

ISSUED CAPITAL	STOCK TRADED	JSE	ASX	NASDAQ	FRANKFURT
231 998 228 ordinary no par value shares	Avg. volume for the quarter per day (000)	119	6	4 869	143
5 000 000 cumulative preference shares	% of issued stock traded (annualised)	13%	1%	548%	16%
Total ordinary no par value shares issued and committed: 256 507 828	Price - High - Low - Close	R 28.00 R 20.00 R 21.62	A$ 5.20 A$ 4.00 A$ 4.39	USD 4.10 USD 2.98 USD 3.51	Euro 3.16 Euro 2.46 Euro 2.81

Address details

REGISTERED OFFICE: 45 Empire Road, Parktown, South Africa PO Box 390, Maraisburg 1700, South Africa	TRANSFER SECRETARIES: Ultra Registrars (Pty) Ltd, PO Box 4844, Johannesburg 2000, South Africa	UNITED KINGDOM REGISTRARS: St. James' Corporate Services Ltd, 6 St. James' Place, London SW IA INP	DEPOSITORY BANK: American Depository Receipts, The Bank of New York, Shareholders Relations Department, 101 Barclay Street, New York, NY 10296

FORWARD LOOKING STATEMENTS

Some of the information in this voluntary release may contain projections or other forward looking statements regarding future events or other future financial performance, including statements regarding the Blyvoor operation reaching full capacity, the success of DRD's takeover bid of Emperor Mines Limited and its strategy, if its bid is successful, to grow Emperor's operations and for DRD's operations to experience continued growth. We wish to caution you that these forward-looking statements are not guarantees or predictions of future performance, and involve known or unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual events or results to differ materially from these expressed in the statements contained in this release.

Factors that could cause or contribute to such differences are discussed in the sections entitled 'Risk Factors' included in our annual report on Form 20-F for the fiscal year ended 30 June 2003, which we filed with the United States Securities and Exchange Commission on 30 December 2003 and is available on the SEC's website at www.sec.gov. We undertake no obligation to publicly update or release results of any of these projections or forward looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

LETTER TO SHAREHOLDERS

Dear shareholder

        Gold reached another high during the quarter under review, touching US$432.75 per ounce on 22 March 2004, on the back of the continued economic and geopolitical uncertainty that we highlighted in our previous quarterly report. Our belief in the gold price is underpinned by these events, with the current erratic behaviour of the metal symptomatic of these global pressures. Quarter on quarter, the average Dollar price received was 2.5% higher at US$406 per ounce and the Rand gold price was 3% higher at R88 577 per kilogram. Gold production for the quarter was steady at 240 758 ounces (previous quarter: 237 307 ounces). The Australasian operations delivered 73 014 ounces, representing an increase of 7.5% quarter on quarter. Overall, the South African operations continued to deliver, with the turnaround at the North West Operations demonstrating sustainability.

        Cash operating profit increased by a respectable 35% (38% in Rand terms) to US$19.1 million (R130.4 million) from US$14.1 million (R94.7 million) in the previous quarter. At the South African operations, cash operating profit doubled to US$4.6 million (R32.0 million) and at the Australasian operations increased by 23% to US$14.5 million (R98.4 million) quarter on quarter. Unit cash operating costs continued to improve quarter on quarter reducing by 3.6% to US$318 per ounce and 3.4% to R69 329 per kilogram.

South African operations

        The North West Operations returned to profitability during the quarter for the first time since the December 2002 quarter. Cash operating profit was US$4.3 million (R28.9 million) compared to a cash operating loss in the previous quarter of US$0.5 million (R3.9 million). Gold production has been over 900 kilograms (28 900 ounces) per month and average cash operating costs were US$357 per ounce (R77 859 per kilogram) for the quarter. This result reflects the sustainability of the turnaround since completing the 60-day review and subsequent restructuring in September 2003.

        The Blyvoor operation reported a decline in profit due to a reduction in grade and a slow start up during the commissioning phase of the slimes dam project. The grade profile has been corrected through the implementation of various operational initiatives including a ground breaking incentive scheme with rock drill operators. The re-balancing of the slimes dam project has been completed with gold output expected to reach full capacity by the end of the current quarter. Average cash operating costs for the quarter were US$398 per ounce (R86 855 per kilogram).

        Overall, the South African operations produced 144 775 ounces (previous quarter: 145 677 ounces). Average cash operating costs were US$373 per ounce or R81 398 per kilogram compared to the previous quarter of US$376 per ounce or R81 697 per kilogram. This generated a cash operating profit of US$4.6 million (R32.0 million) compared to the previous quarter's US$2.3 million (R15.4 million).

Australasian operations

        Tolukuma continues to deliver outstanding results, with production in excess of 7 000 ounces per month for thirteen consecutive months. Cash operating costs for the quarter were US$254 per ounce (R55 348 per kilogram). Production for the quarter was marginally lower at 21 509 ounces compared to 21 767 in the previous quarter, however there has been a dramatic increase in exploration activity. A further outcrop of the Zine vein has been identified containing a resource of nearly 50 000 ounces. Capital expenditure of US$1.2 million was spent on mobile plant and equipment, the Milaihamba project and exploration.

        The Porgera Joint Venture continued to deliver strong results with a 12% increase in gold produced to 51 505 ounces from 46 136 ounces in the previous quarter. Porgera was DRD's lowest-cost producer for the quarter, with unit cash operating costs down by 15% to US$189 per ounce (R41 245 per kilogram). The offer to sell 25% of DRD's 20% stake in the Porgera Joint Venture to the community-based Mineral Resource Enga (MRE), the local landowners, will not proceed, after a number of conditions precedent for the transaction were not fulfilled.

        The Australasian operations (excluding the 19.78% share of Emperor Mines Limited) accounted for 73 014 ounces of quarterly production or just under one third of DRD's production. Average cash operating costs were US$208 per ounce (US$232 per ounce in the previous quarter) or R45 400 per kilogram (R50 460 per kilogram in the previous quarter). Cash operating profit increased by 23% to US$14.5 million (R98.4 million) for the quarter. During the quarter, DRD launched a takeover bid for the remaining 80.22% of Emperor Mines Limited. The offer is valued at AUS$105 million and has been priced at a ratio of one DRD share for five Emperor shares. The implied premium on the day of the announcement was 32% over the closing Emperor share price of the previous business day. The offer closes (unless extended) on 14 May 2004 (7 pm Sydney time). This acquisition is in line with our stated strategy is to initially grow the

Australasian operations to 100 000 ounces of quarterly production at an average cash operating cost below US$250 per ounce.

Crown/ERPM Joint Venture

        DRD has a 40% interest in these entities, and manages and operates them on behalf of the shareholders. Attributable production decreased marginally to 22 969 ounces (previous quarter: 23 727 ounces) at an average cash operating costs of US$385 per ounce (R83 994 per kilogram). Capital expenditure for the quarter of US$4.9 million (R33.4 million)—primarily funded by a loan from the Industrial Development Corporation—was directed towards ERPM's Cason Dump reclamation project and the new pumping facility at the Far East Vertical shaft. On 23 April, Crown Gold Recoveries, the holding company of Crown and ERPM, announced that it was reassessing the viability of ERPM's underground operations, primarily as a result of the impact of the strong Rand.

Capital raising

        During the quarter, Investec Bank (Mauritius) Limited exercised an option to acquire 10.2 million new DRD ordinary shares at a 4.5% discount to the 10-day weighted average share price on NASDAQ. A total of R217.4 million (US$32.4 million) was raised. Part of the proceeds were used to close out 180 000 ounces or 57% of the remaining 315 000 ounces under the Eskom "gold for electricity" contract. The balance of 135 000 ounces covers the period January 2005 to September 2005.

        An amount of US$2.0 million was invested to acquire the controlling stake in one of the Internet-based gold marketing company GoldMoney.com's group of companies, which translates into an indirect 14% stake in GoldMoney.com.

Financial

        Profit before taxation has increased from breakeven in the previous quarter to US$10.7 million. The basic profit per share rose to 4.2 US cents per share. Stockholder's equity has increased to US$135.7 million (R861.6 million) from US$85.6 million (R570.5 million) in the previous quarter. With the current ratio at 1.09 and the interest-bearing debt (including the convertible bond) to stockholders' equity down from 82% in the previous quarter to 52% this quarter, the balance sheet continues to improve.

        Cash and cash equivalents doubled from US$21.9 million (R145.4 million) to US$47.9 million (R304.4 million), quarter on quarter. Net cash inflow from operating activities after changes in working capital was US$21.8 million (R147.9 million) in the current quarter compared to US$1.5 million (R10.1 million) in the previous quarter.

Outlook

        Every operation in the DRD stable has now been the subject of a successful turnaround. By recording continued growth in the face of a flat gold price and a strong Rand, our management has shown that, when this is combined with a focussed acquisition strategy, there is scope for adding further value to a mature asset portfolio. We believe that we will continue to find opportunities to drive this growth further. Our balance of margin on current ounces of production and leverage on increasing reserve life has now been established. A weakening of the South African Rand would be helpful for the margin, but we believe that it is no longer a pre-requisite to sustaining our gold production.

MARK WELLESLEY-WOOD	IAN MURRAY
Executive Chairman 28 April 2004	Chief Executive Officer and Chief Financial Officer

Incorporating the results of all Durban Roodepoort Deep, Limited subsidiaries, including Blyvooruitzicht Gold Mining Company Limited, Buffelsfontein Gold Mines Limited, West Witwatersrand Gold Holdings Limited, Hartebeestfontein Gold Mine (a division of Buffelsfontein Gold Mines Limited), Tolukuma Gold Mines Limited, 20% of the Porgera Joint Venture, and DRD Australasia on a consolidated basis.

The results of Crown Gold Recoveries (Pty) Ltd, which include the East Rand Proprietary Mines Limited, are accounted for on the equity basis.

The financial statements below are prepared in accordance to Generally Accepted Accounting Principles in the United States of America (US GAAP). The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2003.

GROUP INCOME STATEMENTS—US GAAP

(US$ m)				(R m)
9 months to Mar 2004	Quarter Dec 2003	Quarter Mar 2004	FINANCIAL RESULTS (Unaudited)	Quarter Mar 2004	Quarter Dec 2003	9 months to Mar 2004
			Revenues
235.9	84.7	88.4	Product sales (Gold revenue)	600.0	571.5	1,639.0
(212.3)	(74.5)	(69.4)	Cost and expenses	(470.7)	(502.9)	(1 482.7)
(211.7)	(73.0)	(71.9)	Production costs	(487.6)	(493.4)	(1,478.5)
0.7	(1.1)	3.0	Movement in gold in process	20.6	(6.6)	5.1
(1.3)	(0.4)	(0.5)	Movement in rehabilitation provision	(3.7)	(2.9)	(9.3)
			Other operating expenses
(19.0)	(5.7)	(3.6)	Depreciation and amortization	(24.9)	(39.0)	(136.6)
(1.1)	—	(1.2)	Impairment of assets	(8.3)	—	(7.6)
(7.8)	(0.8)	(1.6)	Employment termination costs	(10.7)	(5.3)	(55.5)
(1.4)	(0.5)	(0.4)	Management and consulting fees	(3.1)	(3.4)	(9.9)
(0.1)	(0.2)	2.9	Profit/(loss) on derivative instruments	19.2	10.2	(0.3)
(8.7)	(2.3)	(3.3)	Administration and general charges	(21.9)	(23.2)	(59.9)
(1.7)	(0.6)	(0.6)	Stock based compensation costs	(4.2)	(4.0)	(11.8)
(7.0)	(1.7)	(2.7)	Administration and general charges	(17.7)	(19.2)	(48.1)
(14.5)	0.7	11.8	Net operating income/(loss)	79.6	7.9	(113.5)
			Non-operating income
4.5	1.7	1.2	Interest and dividends	8.1	11.4	31.2
1.8	0.5	0.5	Other income	3.1	3.4	12.7
			Finance cost
(8.4)	(3.3)	(2.8)	Interest expense	(19.0)	(22.1)	(58.3)

(16.6)	(0.4)	10.7	Profit/(loss) before taxation and other items	71.8	0.6	(127.9)
(2.9)	(0.7)	(2.2)	Income and mining tax expense	(15.4)	(4.6)	(20.0)
6.0	(0.3)	1.2	Deferred taxation benefit/(expense)	8.3	(3.1)	43.4

(13.5)	(1.4)	9.7	Net profit/(loss) applicable to stockholders	64.7	(7.1)	(104.5)
(6.4)	(0.7)	4.2	Basic profit/(loss) per share (cents)	28.5	(3.3)	(49.4)
(6.7)	(0.7)	3.2	Diluted profit/(loss) per share (cents)	22.3	(3.3)	(50.8)

RECONCILIATION OF CASH OPERATING COSTS TO TOTAL COSTS

	Quarter Mar 2004		Quarter Dec 2003		9 months to Mar 2004
	US$ million	US$/oz	US$ million	US$/oz	US$ million	US$/oz
Profit/(loss) before taxation	10.7		(0.4)		(16.6)
Add back: Product sales (Gold revenue)	(88.4)		(84.7)		(235.9)

Total costs	77.7	357	85.1	398	252.5	417
Adjusted for:
Finance costs	(2.8)	(13)	(3.3)	(15)	(8.4)	(14)
Non-operating income	1.7	8	2.2	10	6.3	10
Administration and general charges	(3.3)	(15)	(2.3)	(11)	(8.7)	(14)
Other operating costs	(4.1)	(19)	(11.2)	(52)	(36.3)	(60)

Cash operating costs	69.2	318	70.5	330	205.4	340

CONVERSION FACTORS

Balance Sheet: 31 Mar 04	US$1 = R 6.3525
Income Statement average:	Quarter Mar 04
Jan-04	US$1 = R 6.9297
Feb-04	US$1 = R 6.7777
Mar-04	US$1 = R 6.6500
Quarter	US$1 = R 6.7859
Quarter Dec 03
Oct-03	US$1 = R 6.9892
Nov-03	US$1 = R 6.7366
Dec-03	US$1 = R 6.5620
Quarter	US$1 = R 6.7629

US/SA GAAP RECONCILIATION

	(R m)
	Quarter Mar 2004	Quarter Dec 2003	9 months to Mar 2004
Net profit/(loss) determined under US GAAP	64.7	(7.1)	(104.5)
Adjusted for:
Financial instruments	(0.5)	4.9	(0.8)
Depreciation of mineral rights and assets	(2.8)	(2.8)	39.7
Accounting for business combinations	0.3	0.3	1.0
Stock based compensation costs	4.2	4.0	11.8
Fair value adjustment on investments	5.3	1.1	32.8
Deferred taxation on adjustments	(17.7)	8.1	36.2

Effect of US GAAP adjustments	(11.2)	15.6	120.7

Net profit determined under SA GAAP	53.5	8.5	16.2

        The financial statements below are prepared in accordance to Generally Accepted Accounting Principles in the United States of America (US GAAP). The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2003.

GROUP BALANCE SHEETS—US GAAP

(US$ m)			(R m)
Quarter Dec 2003	Quarter Mar 2004	ABRIDGED (Unaudited)	Quarter Mar 2004	Quarter Dec 2003
		ASSETS
57.9	82.9	Current assets	526.9	384.6
21.9	47.9	Cash and cash equivalents	304.4	145.4
19.2	18.2	Receivables	115.5	127.4
16.8	16.8	Inventories	107.0	111.8
157.6	168.0	Mining assets	1 067.0	1 048.7
460.6	480.3	Cost	3 050.8	3 064.0
(303.0)	(312.3)	Accumulated depreciation & amortization	(1 983.8)	(2 015.3)
72.7	80.3	Other assets	510.3	483.8
—	—	Deferred income and mining tax	—	—
72.7	80.3	Non-current assets	510.3	483.8

288.2	331.2	Total assets	2 104.2	1 917.1

		LIABILITIES & STOCKHOLDERS' EQUITY
63.3	76.1	Current liabilities	483.3	420.4
3.4	5.7	Bank overdraft	36.2	22.3
53.4	63.7	Accounts payable and accrued liabilities	404.4	355.0
6.5	6.7	Short-term portion of long-term loans	42.7	43.1
3.5	3.1	Long-term loans	20.0	23.4
60.2	60.4	Convertible loan note	383.9	400.3
34.6	15.0	Derivative instruments (Eskom)	95.4	230.1
8.8	6.9	Deferred income and mining tax	44.1	58.3
32.2	34.0	Provision-environmental rehabilitation	215.9	214.1
85.6	135.7	Stockholders' equity	861.6	570.5
		Authorised 300 000 000 ordinary no par value shares 5 000 000 cumulative preference shares
		Issued 231 998 228 ordinary no par value shares 5 000 000 cumulative preference shares
448.3	481.0	Stated capital and share premium	3 066.5	2 846.3
38.8	39.4	Additional paid in capital	98.5	94.3
0.1	0.1	Cumulative preference shares	0.5	0.5
(363.6)	(353.9)	Accumulated loss	(2 359.4)	(2 424.1)
(38.0)	(30.9)	Other comprehensive (loss)/income	55.5	53.5

288.2	331.2	Total liabilities & stockholders' equity	2 104.2	1 917.1

CHANGES IN STOCKHOLDERS' EQUITY—US GAAP

(US$ m)			(Unaudited)	(R m)
9 months to Mar 2004	Quarter Dec 2003	Quarter Mar 2004		Quarter Mar 2004	Quarter Dec 2003	9 months to Mar 2004
5.2	53.8	85.6	Stockholders' equity at the beginning of the period	570.5	376.9	39.1
122.4	24.6	33.3	Share capital issued	224.4	165.8	877.4
120.2	24.0	32.4	—for acquisition finance and cash	217.4	162.1	862.4
0.5	—	0.3	—for share options exercised & issue expenses	2.8	(0.3)	3.2
1.7	0.6	0.6	—for stock based compensation	4.2	4.0	11.8
8.1	7.2	16.8	Movement in retained income	66.7	27.8	(54.9)
(13.5)	(1.4)	9.7	—profit/(loss) applicable to stockholders	64.7	(7.1)	(104.5)
3.2	(0.7)	0.3	—mark-to-market on investments	1.7	(4.3)	20.6
18.4	9.3	6.8	—foreign currency adjustments and other	0.3	39.2	29.0
135.7	85.6	135.7	Stockholders' equity at the end of the period	861.6	570.5	861.6

GROUP CASH FLOW STATEMENTS

(US$ m)			ABRIDGED (Unaudited)	(R m)
9 months to Mar 2004	Quarter Dec 2003	Quarter Mar 2004		Quarter Mar 2004	Quarter Dec 2003	9 months to Mar 2004
2.4	6.6	7.7	Net cash generated from operating activities	52.2	44.9	8.6
14.5	(5.1)	14.1	Working capital changes	95.7	(34.8)	101.5
(90.1)	(83.6)	(7.9)	Net cash used in investing activities	(53.7)	(565.7)	(608.9)
69.6	15.4	10.2	Net cash generated from financing activities	69.4	104.2	500.8

(3.6)	(66.7)	24.1	Net increase/(decrease) in cash & equivalents	163.6	(451.4)	2.0
7.1	3.1	1.9	Effect of exchange rate changes on cash	(4.6)	(14.8)	(29.4)
44.4	85.5	21.9	Cash and equivalents at beginning of period	145.4	611.6	331.8

47.9	21.9	47.9	Cash and equivalents at end of period	304.4	145.4	304.4

        Incorporating the results of all Durban Roodepoort Deep, Limited subsidiaries, including Blyvooruitzicht Gold Mining Company Limited, Buffelsfontein Gold Mines Limited, West Witwatersrand Gold Holdings Limited, Hartebeestfontein Gold Mine (a division of Buffelsfontein Gold Mines Limited), Tolukuma Gold Mines Limited, 20% of the Porgera Joint Venture, and DRD Australasia on a consolidated basis.

        The results of Crown Gold Recoveries (Pty) Ltd, which include the East Rand Proprietary Mines Limited, are accounted for on the equity basis.

        The financial statements below are prepared on the historical cost basis and in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP). The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2003.

GROUP INCOME STATEMENTS—SA GAAP

	(R m)
FINANCIAL RESULTS	Quarter Mar 2004	Quarter Dec 2003	9 months to Mar 2004
(Unaudited)
Gold revenue	600.0	571.5	1,639.0
Cash operating costs	(469.6)	(476.8)	(1,434.9)

Cash operating profit	130.4	94.7	204.1
Other expenses—net	(31.6)	(23.5)	(76.0)
Business development	(1.9)	(1.1)	(4.5)
Care and maintenance costs	(1.6)	(2.2)	(6.3)

Cash profit from operations	95.3	67.9	117.3
Retrenchment costs	(10.7)	(5.3)	(55.5)
Investment income	8.1	11.4	31.2
Interest paid	(12.5)	(13.0)	(39.1)

Net cash operating profit	80.2	61.0	53.9
Rehabilitation	(3.7)	(2.9)	(9.3)
Depreciation	(50.5)	(41.5)	(119.0)
Profit/(loss) on derivative instruments	16.8	(1.9)	10.3
Gold in process	20.6	(6.6)	5.1

Profit/(loss)before taxation	63.4	8.1	(59.0)
Loss from associate	—	—	—
Taxation	(15.4)	(4.6)	(20.0)
Deferred taxation benefit	(9.4)	5.0	79.6

Profit after taxation	38.6	8.5	0.6
Exceptional items	14.9	—	15.6

Net profit	53.5	8.5	16.2

Headline earnings per share (cents)	17.0	3.9	0.2
Basic earnings per share (cents)	23.5	4.0	7.6
Calculated on the weighted average ordinary shares issued of:	227,024,097	216,388,899	211,481,242
Diluted headline earnings/(loss) per share (cents)	11.7	(0.4)	(6.5)
Diluted basic earnings/(loss) per share (cents)	17.7	(0.4)	0.3

CHANGES IN SHAREHOLDERS' INTEREST—SA GAAP

	(R m)
	Quarter Mar 2004	Quarter Dec 2003	9 months to Mar 2004
(Unaudited)
Shareholders' interest at the beginning of the period	1,092.6	891.2	456.1
Share capital issued	220.2	161.0	864.6
—for acquisition finance and cash	217.4	162.1	862.4
—for share options exercised and costs	2.8	(0.3)	3.2
—for equity portion of convertible note	—	(0.8)	(1.0)
Movement in retained income	53.5	8.5	16.2
Currency adjustments and other	(34.5)	31.9	(5.1)

Shareholders' interest at the end of the period	1,331.8	1,092.6	1,331.8

INVESTOR RELATIONS

For further information, contact Ilja Graulich at:

Tel: (+27-11) 381-7800, Fax: (+27-11) 482-4641,
e-mail: Ilja.graulich@za.drdgold.com,
web site: http://www.durbans.com
45 Empire Road,
Parktown,
South Africa.

P O Box 390,
Maraisburg, 1700,
South Africa.

GROUP BALANCE SHEETS—SA GAAP

	(R m)
ABRIDGED	Quarter Mar 2004	Quarter Dec 2003
(Unaudited)
Employment of Capital
Net mining assets	1,041.1	1,048.5
Investments	167.4	154.7
Environmental Trust funds	138.7	137.6
Deferred mining and income taxes	368.0	372.0
Other non-current assets	204.2	191.4
Current assets	526.9	384.6
Inventories	107.0	111.8
Trade and other receivables	115.5	127.4
Cash and equivalents	304.4	145.4

	2,446.3	2,288.8

Capital employed
Shareholders' equity	1,331.8	1,092.6
Borrowings	319.9	331.6
Derivative instruments (Eskom)	95.4	230.1
Rehabilitation	215.9	214.1
Other non-current liabilities	88.0	71.5
Current liabilities	395.3	348.9
Trade and other payables	352.6	305.8
Current portion of borrowings	42.7	43.1

	2,446.3	2,288.8

SHARE OPTION SCHEME

        The following summary provides information in respect of the Durban Roodepoort Deep (1996) Share Option Scheme as at 31 March 2004:

	No. of options	% of issued Capital
In issue:	6,909,600	3.0
Options currently vested:	2,131,039	0.9

GROUP CASH FLOW STATEMENTS—SA GAAP

	(R m)
ABRIDGED	Quarter Mar 2004	Quarter Dec 2003	9 months to Mar 2004
(Unaudited)
Net cash in flow from operating activities before working capital changes	52.2	44.9	8.6
Working capital changes	95.7	(34.8)	101.5
Net cash out flow from investing activities	(53.7)	(565.7)	(608.9)
Net cash in flow from financing activities	69.4	104.2	500.8

Increase/(decrease)in cash & equivalents	163.6	(451.4)	2.0
Translation adjustment	(4.6)	(14.8)	(29.4)
Opening cash and equivalents	145.4	611.6	331.8

Closing cash and equivalents	304.4	145.4	304.4

DIRECTORS—(*British)(**Australian)

Executives:
MM Wellesley-Wood (Executive Chairman)*
IL Murray (Chief Executive Officer and Chief Financial Officer)

Non-executives:
MP Ncholo; RP Hume; GC Campbell*; DC Baker**; D Blackmur**

Alternates:
A Lubbe; D van der Mescht

Group Company Secretary: AI Townsend

KEY OPERATING AND FINANCIAL RESULTS
		Crown Gold Recoveries			Blyvoor			North West
													Porgera Joint Venture (20%)
		Crown Section	ERPM Section	Attributable to DRD (40%)	Under- ground	Surface	Total	Under- ground	Surface	Total	South African Operations	Tolukuma		Australasian Operations	Total DRD attributable
US$/Imperial
Ore milled—t'000	Mar 04 Qtr	2,821	158	1,192	230	827	1,057	444	35	479	1,536	56	353	409	3,137
	Dec 03 Qtr	2,819	150	1,189	213	474	687	422	730	1,152	1,839	56	326	382	3,410
	9 Mths to Mar 04	8,431	480	3,565	688	1,729	2,417	1,398	1,577	2,975	5,392	160	679	839	9,796
Gold produced—ounces	Mar 04 Qtr	31,573	25,849	22,969	47,615	9,324	56,939	80,280	7,556	87,836	144,775	21,509	51,505	73,014	240,758
	Dec 03 Qtr	34,080	25,239	23,727	54,914	9,131	64,045	70,411	11,221	81,632	145,677	21,767	46,136	67,903	237,307
	9 Mths to Mar 04	98,447	80,731	71,671	154,325	27,682	182,007	224,348	36,332	260,680	442,687	64,559	97,641	162,200	676,558
Yield—ounces per ton	Mar 04 Qtr	0.011	0.164	0.019	0.207	0.011	0.054	0.181	0.216	0.183	0.094	0.384	0.146	0.179	0.077
	Dec 03 Qtr	0.012	0.168	0.020	0.258	0.019	0.093	0.167	0.015	0.071	0.079	0.389	0.142	0.178	0.070
	9 Mths to Mar 04	0.012	0.168	0.020	0.224	0.016	0.075	0.160	0.023	0.088	0.082	0.403	0.144	0.193	0.069
Cash operating cost—US$/oz	Mar 04 Qtr	368	406	na	395	416	398	383	85	357	373	254	189	208	318
	Dec 03 Qtr	348	388	na	336	408	346	416	294	399	376	253	222	232	330
	9 Mths to Mar 04	346	380	na	358	389	362	420	225	393	381	262	205	228	340
Cash operating cost—US$/ton	Mar 04 Qtr	4	66	na	82	5	21	69	18	65	35	97	28	37	36
	Dec 03 Qtr	4	65	na	87	8	32	69	5	28	30	98	31	41	32
	9 Mths to Mar 04	4	64	na	80	6	27	67	5	34	31	106	29	44	33
Cash operating profit/(loss)—U$ n	Mar 04 Qtr	1.2	—	na	0.5	(0.2)	0.3	1.8	2.5	4.3	4.6	3.3	11.2	14.5	19.1
	Dec 03 Qtr	1.5	—	na	3.0	(0.2)	2.8	(1.8)	1.3	(0.5)	2.3	3.0	8.8	11.8	14.1
	9 Mths to Mar 04	4.0	0.3	na	4.3	(0.1)	4.2	(7.6)	5.8	(1.8)	2.4	8.1	20.0	28.1	30.5
ZAR/Metric
Ore-milled—t'000	Mar 04 Qtr	2,559	143	1,081	209	750	959	403	31	434	1,393	50	319	369	2,843
	Dec 03 Qtr	2,558	136	1,078	193	430	623	383	662	1,045	1,668	50	295	345	3,091
	9 Mths to Mar 04	7,649	435	3,234	624	1,568	2,192	1,269	1,430	2,699	4,891	144	614	758	8,883
Gold produced—kg	Mar 04 Qtr	982	804	714	1,481	290	1,771	2,497	235	2,732	4,503	669	1,602	2,271	7,488
	Dec 03 Qtr	1,060	785	738	1,708	284	1,992	2,190	349	2,539	4,531	677	1,435	2,112	7,381
	9 Mths to Mar 04	3,062	2,511	2,229	4,800	861	5,661	6,978	1,130	8,108	13,769	2,008	3,037	5,045	21,043
Yield—g/tonne	Mar 04 Qtr	0.38	5.62	0.66	7.09	0.39	1.85	6.20	7.58	6.29	3.23	13.38	5.02	6.15	2.63
	Dec 03 Qtr	0.41	5.77	0.68	8.85	0.66	3.20	5.72	0.53	2.43	2.72	13.54	4.86	6.12	2.39
	9 Mths to Mar 04	0.40	5.77	0.69	7.69	0.55	2.58	5.50	0.79	3.00	2.82	13.94	4.95	6.66	2.37
Cash operating cost—R/kg	Mar 04 Qtr	80,283	88,526	na	86,086	90,786	86,855	83,450	18,460	77,859	81,398	55,348	41,245	45,400	69,329
	Dec 03 Qtr	75,625	84,699	na	73,068	88,532	75,273	90,384	63,857	86,738	81,697	55,195	48,226	50,460	71,766
	9 Mths to Mar 04	77,638	85,736	na	80,369	87,093	81,391	94,846	51,647	88,825	85,769	59,107	44,544	50,340	76,268
Cash operating cost—R/tonne	Mar 04 Qtr	31	498	na	610	35	160	517	140	490	263	741	207	279	267
	Dec 03 Qtr	31	489	na	647	58	241	517	34	211	222	747	235	309	237
	9 Mths to Mar 04	31	495	na	618	48	210	522	41	267	241	824	220	335	254
Cash operating profit/(loss)—R m	Mar 04 Qtr	8.2	0.5	na	3.8	(0.7)	3.1	12.1	16.8	28.9	32.0	22.0	76.4	98.4	130.4
	Dec 03 Qtr	10.0	(0.3)	na	20.3	(1.0)	19.3	(11.3)	7.4	(3.9)	15.4	20.4	58.9	79.3	94.7
	9 Mths to Mar 04	27.8	2.7	na	30.2	(0.4)	29.8	(56.5)	39.7	(16.8)	13.0	55.8	135.3	191.1	204.1
Capital Expenditures—net	Quarter	Crown Gold Recoveries			Blyvoor		North West		Tolukuma		Progera JV			Total DRD
		US$ m	R m		US$ m	R m	US$ m	R m	US$ m	R m	US$ m	R m		US$ m	R m
Net Outflow	Mar 04 Qtr	4.9	33.4		0.8	5.8	0.4	2.8	1.2	8.2	3.4	23.2		5.9	39.9
	Dec 03 Qtr	4.1	27.8		4.4	29.3	0.6	4.2	1.4	9.5	1.8	12.3		8.1	55.4
	9 Mths to Mar 04	10.5	72.1		7.6	53.2	2.6	18.8	3.2	22.4	5.2	35.5		18.7	130.3

ANNEXURE B

        This is the annexure of four pages marked "B" mentioned in the First Supplementary Bidder's Statement signed by me and dated 4 May 2004

/s/ BRUCE SINCLAIR Bruce Sinclair, Local Agent

DURBAN ROODEPOORT DEEP

26 April 2004
Attention: ASX Company Announcements

Fax: 1900 999 279

530 Collins St
Melbourne
Victoria 3000

Dear Sir/Madam,

Please see attached announcement to the market by Durban Roodepoort Deep, Limited for immediate release.

If you have any queries please contact Anton Lubbe on +27 82 885 8934.

Yours Sincerely
/s/ ANTON LUBBE Anton Lubbe Divisional Director—Growth and Services Durban Roodepoort Deep, Limited

DURBAN ROODEPOORT DEEP
NEWS RELEASE

JMD/338

--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

SALE OF 5% INTEREST IN PORGERA JOINT VENTURE TO MRE WILL NOT PROCEED

        (Johannesburg, South Africa. 26.04.04. Durban Roodepoort Deep Limited, JSE:DUR; NASDAQ:DROOY; ASX:DRD) On 4 February 2004 Durban Roodepoort Deep, Limited (DRD) announced that it had agreed to sell a 5% interest in the Porgera Joint Venture (PJV) in Papua New Guinea to Mineral Resources Enga Limited (MRE) for US$22.521 million under a conditional sale agreement.

        MRE is a Papua New Guinean company owned by the Engan landowners in and around the Porgera area as well as the Engan Provincial Government. MRE is an existing participant in the PJV with a 5% interest.

        DRD regrets to advise that despite two extensions to the relevant deadline, a number of the conditions precedent for the transaction have still not been fulfilled and it was DRD's view that MRE would be unable to have funding available to complete the transaction on the agreed due date. The proposed sale of the 5% PJV interest to MRE will not proceed.

        Commenting on the failure of the process, DRD Chief Executive Officer Mr Ian Murray said:

        "Unfortunately after five months of work and negotiations with MRE and numerous other concessions made by DRD to progress the transaction, MRE again missed a critical deadline. In the circumstances, DRD cannot continue to dedicate significant management time and resources and continue to incur costs to a process which, it has become clear to us, will not complete."

Queries:
South Africa	Australasia
Investor and Media Relations	Investor and Media Relations
Ilja Graulich, Durban Roodepoort Deep, Limited	Paul Downie, Porter Novelli
+27 11 381 7826 (office)	+61 893 861 233 (office)
+27 83 604 0820 (mobile)	+61 414 947 129 (mobile)

James Duncan, Russell & Associates	United Kingdom/Europe
+27 11 880 3924 (office)	Investor and Media Relations
+27 82 892 8052 (mobile)	Phil Dexter, St James's Corporate
+44 20 7499 3916 (office)
North America	+44 779 863 439
Investor Relations
Susan Borinelli, Breakstone & Ruth International
+1 646-536-7002 (office)	+1 646-536-7018 (office)
+1 347-423-5859 (mobile)	+1 917-570-8421 (mobile)
Media Relations Jessica Anderson, Breakstone & Ruth International

--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

        DRD is the world's 9th largest gold producer, with mines in South Africa as well as Australasia, a key target for growth. The company has a track record of success in extending the lives of older mines safely and profitably. For fiscal year 2003, DRD produced 870,000 ounces of gold, up from under 100,000 ounces a year in 1997, when current operations were amalgamated.

        DRD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London Stock Exchange and the Paris and Brussels Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

        For more information, please visit www.drd.co.za or www.durbans.com

--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

        Some of the information in this media release may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these statements are only projections and those actual events or results may differ materially. In reviewing, please refer to the documents that we file from time to time with the SEC, specifically to our annual report on Form 20-F. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward looking statements, including such risks as difficulties in being a marginal producer of gold, changes and reliability of ore reserve estimates, gold price volatility, currency fluctuations, problems in the integration of operations, exploration and mining risks and a variety of risks described in our annual report on Form 20-F. We undertake no obligation to publicly release results of any of these forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

        Cautionary note to US investors: the United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term "resources" (which includes "measured", "indicated", and "inferred") in our media releases, which the SEC guidelines strictly prohibit us from including in our filing with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-28800, available from us at 45 Empire Road, Parktown, Johannesburg, 2193, South Africa. You can also obtain this form from the SEC website at http://www.sec.gov/edgar.shtml

        This announcement does not constitute an offer to sell or solicitation of an offer to purchase any of the DRD securities described herein, which offer or solicitation shall be made only pursuant to the offer contained in the Bidders Statement. The offer of DRD securities described herein will be made within the United States pursuant to applicable exemptions from the registration requirements of the United States securities laws. The DRD shares issued under this offer have not been registered under the US Securities Act and may not be offered or sold within the United States or to US persons unless they are registered under the US Securities Act or an exemption from the registration requirements under that Act is available.

ANNEXURE C

        This is the annexure of three pages marked "C" mentioned in the First Supplementary Bidder's Statement signed by me and dated 4 May 2004

/s/ BRUCE SINCLAIR Bruce Sinclair, Local Agent

DURBAN ROODEPOORT DEEP
NEWS RELEASE

329/04-jmd

--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

DRD TAKES BIGGER STAKE IN GOLDMONEY.COM

        Johannesburg, South Africa. 6 April 2004. Durban Roodepoort Deep, Limited (JSE:DUR; NASDAQ:DROOY; ASX:DRD) has increased its stake in leading internet-based gold marketing company GoldMoney.com to 14% with a further investment of US$1.8 million.

        GoldMoney has enjoyed record growth since DRD announced its initial investment of US$200,000 (1.4%) in January this year, said founder James Turk, the well known and internationally respected authority on gold.

        "Our customer base rose by more than 20% in the first quarter of 2004 to 12,000 worldwide, and we increased our holding of physical gold by 51%, from 66 LBMA good delivery bars to 100.

        "It is pleasing that, since South African-based DRD came on board as a GoldMoney shareholder, all of the LBMA bars added to our system have been sourced from South Africa's Rand Refinery.

        "There is now more than US$17 million of gold circulating as digital currency within GoldMoney," said Turk.

        DRD CEO Ian Murray said: "GoldMoney's success in recent months shows that, at the outset, we were right in identifying it as a suitable vehicle for fulfilling our belief in gold as money and as a means of encouraging private ownership in gold.

        "Increasing our stake was the next, logical step, and we look forward to continued growth and diversification in GoldMoney's activities in the months ahead."

For further information, go to www.GoldMoney.com

Queries:
South Africa	Australasia
Investor and Media Relations	Investor and Media Relations
Ilja Graulich, Durban Roodepoort Deep, Limited	Paul Downie, Porter Novelli
+27 11 381 7826 (office)	+61 893 861 233 (office)
+27 83 604 0820 (mobile)	+61 414 947 129 (mobile)

James Duncan, Russell & Associates	United Kingdom/Europe
+27 11 880 3924 (office)	Investor and Media Relations
+27 82 892 8052 (mobile)	Phil Dexter, St James's Corporate
+44 20 7499 3916 (office)
North America	+44 779 863 4398
Investor Relations
Susan Borinelli, Breakstone & Ruth International +1 646-536-7018 (office) +1 917-570-8421 (mobile)

Media Relations Jessica Anderson, Breakstone & Ruth International +1 646-536-7002 (office) +1 347-423-5859 (mobile)

--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

        DRD is the world's 10th largest gold producer, with mines in South Africa as well as Australasia, a key target for growth. The company has a track record of success in extending the lives of older mines safely and profitably. For fiscal year 2003, DRD produced 870,000 ounces of gold, up from under 100,000 ounces a year in 1987, when current operations were amalgamated.

        DRD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London Stock Exchange and the Paris and Brussels Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

        For more information, please visit www.drd.co.za or www.durbans.com

--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

        Some of the information in this media release may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these statements are only projections and those actual events or results may differ materially. In reviewing, please refer to the documents that we file from time to time with the SEC, specifically to our annual report on Form 20-F. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward looking statements, including such risks as difficulties in being a marginal producer of gold, changes and reliability of ore reserve estimates, gold price volatility, currency fluctuations, problems in the integration of operations, exploration and mining risks and a variety of risks described in our annual report on Form 20-F. We undertake no obligation to publicly release results of any of these forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

        Cautionary note to US investors: the United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term "resources" (which includes "measured", "indicated", and "inferred") in our media releases, which the SEC guidelines strictly prohibit us from including in our filing with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-28800, available from us at 45 Empire Road, Parktown, Johannesburg, 2193, South Africa. You can also obtain this form from the SEC website at http://www.sec.gov/edgar.shtml

QuickLinks

DURBAN ROODEPOORT DEEP, LIMITED
Stock
Address details
LETTER TO SHAREHOLDERS
GROUP BALANCE SHEETS—US GAAP
CHANGES IN STOCKHOLDERS' EQUITY—US GAAP
GROUP CASH FLOW STATEMENTS
GROUP INCOME STATEMENTS—SA GAAP
CHANGES IN SHAREHOLDERS' INTEREST—SA GAAP
INVESTOR RELATIONS
GROUP BALANCE SHEETS—SA GAAP
SHARE OPTION SCHEME
GROUP CASH FLOW STATEMENTS—SA GAAP
DIRECTORS—(*British)(**Australian)